U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                                 FORM 12b-25

                        NOTIFICATION OF LATE FILING

                         PACIFIC POWER GROUP, INC.
                                                           0-28756
                                                      SEC FILE NUMBER

                                                        69478K 20 2
                                                        CUSIP NUMBER

                                 (Check One):

[X] Form 10-K and Form 10-KSB   [ ] Form 20-F   [  ] Form 11-K   [  ] Form 10-
Q and Form 10-QSB   [  ] Form N-SAR

   For Period Ended: August 31, 1996

   [ ] Transition Report on Form 10-K

   [ ] Transition Report on Form 20-F

   [ ] Transition Report on Form 11-K

   [ ] Transition Report on Form 10-Q

   [ ] Transition Report on Form N-SAR

   For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

                         Pacific Power Group, Inc.
                 -----------------------------------------
                         Full Name of Registrant

         656A Monterey Pass Road, Monterey Park, California 91754
      --------------------------------------------------------------
      Address of Principal Executive Office, City, State and Zip Code

PartII - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense. [ ]

    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; [ ] and

   (c) The accountant s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. [X]

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

Please see Exhibit A attached hereto.

Part IV- Other Information

    (1) Name and telephone number of person to contact in regard to this notification

    Raymond S. Lee    (818)         293-8458
    -----------------------------------------------------
    (Name)           (Area Code)  (Telephone Number)

    (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such other shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

    [X] Yes   [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

    [  ] Yes   [X] No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    Pacific Power Group, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

November 26, 1996                        By: /s/ Raymond S. Lee
                                             ------------------
                                             Raymond S. Lee
                                             Chairman of the Board,
                                             Chief Executive Officer
                                             and Secretary


                                EXHIBIT "A"

            [Letterhead of KPMG Peat Marwick LLP appears here.]

     Since we have only been appointed accountants for the Registrant within the last two weeks, we will require the additional two weeks to complete our audit of the Consolidated Financial Statements for the year ended August 31, 1996. The Registrant would incur unreasonable time and expense if it had to meet the Form 10-KSB deadline of November 29, 1996.

/s/ KPMG Peat Marwick LLP